Jeffrey S. Marks, Esq.

9 Chatelaine

Newport Coast, California 92657

(949) 887-8877

June 6, 2023

Via Edgar

Securities and Exchange Commission

100 F. Street, NE

Washington, D.C. 20549-7410

Attn: Abby Adams

Re:	Fisher Wallace Laboratories, Inc. Post-Qualification Amendment No. 3 on Form 1-A

Dear Ms. Adams:

This letter is submitted on behalf of our client, Fisher Wallace Laboratories, Inc. (the “Company”), regarding the Company’s Post-Qualification Amendment on Form 1-A, filed March 29, 2023, as amended on May 5, 2023, and June 5, 2023 (the “Amendment No. 2”). The following are amended responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), specified in the Commission’s letter dated June 2, 2023; referencing where appropriate, the revisions made in Amendment No. 3 to the Form 1-A which was filed on or about the date of this letter. For your convenience, we have included each of your comments before each of the Company’s responses, and they correspond to the headings and order of the paragraphs in your letter.  References in this letter to “we,” “our” or “us” mean the Company as the context may require.

Supplemental Response Received May 25, 2023

Cover Page

1.	Comment 1: We note your response to comment 1. Please revise the Plan of Distribution section of the offering circular to disclose the effective price per share investors will pay for your class B stock pursuant to each bonus share program and any potential stacked bonuses. For example, consider expanding the Amount-Based Bonus Reward chart on page 18 to also include the effective price per share information (the effective price per share with the discount for Free Fisher Wallace Version 2 Device and 2% bonus shares, etc.). Rule 251(a)(1) requires the disclosure of a price per security, including the Bonus or value of other consideration to be received for the security.

Response: Amendment No 2. included updates in accordance with the Staff’s Comment 1.

2.	Comment 2: We note your disclosures regarding the Fisher Wallace Version 2 Device as an amount- based bonus. Please revise to remove or provide your analysis regarding whether this is an appropriate bonus to include where this offering will commence within two days of the qualification but you have not obtained the requisite FDA clearance or approval for the Fisher Wallace Version 2 Device, will not commence manufacturing until at least mid- 2024, and there is no guarantee that you will obtain FDA-approval in your proposed time frame, if at all.

Response: We have updated the offering circular to remove the device perk.

3.	Comment 3: Please revise to disclose an estimate of the value of the Free Fisher Wallace Version 2 Device investor perk, how you determined that value, whether the perk may be sold or transferred, and whether the perk change the value of your offered securities. Please also revise the Use of Proceeds and Management’s Discussion and Analysis to address their possible effect, if material, on your use of proceeds and available liquidity.

Response: We have updated the offering circular to remove the device perk.

General

4.	Comment 4: We note your response to comment 2. Revise the offering statement to provide examples or otherwise clarify that the discounts for the various bonus programs are added together so that the maximum bonus is 30%.

Response: Amendment No 2. included updates in accordance with the Staff’s Comment 4.

I hope this response letter and the amendments to the above referenced filing adequately address the issues raised in your comment letter.

If you should require any additional information or clarification, please do not hesitate to contact me at 949-887-8877.

Very truly yours,

/Jeffrey S. Marks/

Jeffrey S. Marks